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May 31, 2013

Securities and Exchange Commission	VIA EDGAR
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20548

Attn:  Division of Investment Management

Re:	American Pension Investors Trust Trust, File Nos. 811-04262 and 002-96538

Ladies and Gentlemen:

Pursuant to the requirements of Rule 485(b) promulgated under the Securities Act of 1993, as amended, we are, on behalf of American Pension Investors Trust (the “Trust”), filing Post-Effective Amendment # 58 (“PEA#58”) to  Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940.  This PEA#58 is being filed to address comments from the Commission Staff with respect to PEA# 57, which was filed on April 1, 2013.

Specifically, on behalf of the Trust, we respond as follows:

GENERAL COMMENTS

1.	Staff requested that we confirm that all font sizes were appropriate and conformed to the requirements of Form N-1A. We so confirm.

2.	Staff requested that we confirm that ticker symbols and CUSIP numbers have been acquired for all new Institutional Class Shares being registered pursuant to PEA# 57. We so confirm.

3.
Staff requested that the Trust ensure that all financial information had been properly updated and all fee tables, expense examples, and performance information had been fully completed.  We so confirm.

PROSPECTUS

Growth Fund

In the “Principal Investmant Strategies” Section, Staff requested that the Trust define the term, “other financial instruments”.  We have decided to delete the term as being redundant.  We have also deleted the reference to “derivatives” because the Fund has not invested in derivatives and has no plans to do so.

Staff requested that “Acquired Fund Fees” were included in the fee table, and we confirm that those fees have been included.

Staff asked for a more complete description of the term, “Index Securities”.  The Trust has decided to delete that term and substitute the term, Exchange Traded Funds (“ETF's”).  This is a global change and is more reflective of the each Fund's actual investment practice.

Staff asked that the Trust inform them as to whether or not the Fund will buy securities that are in default. No Fund in the Trust engages in that practice.

As requested by the Staff, the risk disclosures relating to Real Estate and Convertible Securities have been deleted. Also, derivatives risk and options/futures risk has been deleted.

Capital Income Fund

As requested by Staff, footnotes that do not comply with the requirements of Form N-1A have been deleted.

Staff requested that additional descriptions be provided for the term, “other appropriate securities”. The word “appropriate” has been deleted as unnecessary.

Staff requested that the term “Enhanced Index Products” be described.  The term has been deleted because it is not descriptive of current investment practice and does not add any material value to the disclosure.  All references to the term have been deleted, as has all references to the risks.

We have confirmed that this Fund does not invest in derivatives and has no plans to do so, so all references to derivative in the Strtegies and Risk sections have been deleted.  This action also addressed the Staff's request that currency and currency derivatives risk disclosure be added.

Income Fund

Staff requested that risk disclosure relating to shorting be added.  Because the Adviser does not engage in this activity and has no plans to do so, the Fund has deleted all references to shorting, so such disclosure is not required.

Allocation Fund

Staff asked that the Trust confirm that the Fund is subject to Section 12(d) restrictions, and we so confirm.

STATEMENT OF ADDITIONAL INFORMATION

Staff requested that certin Fundamental Policy restrictions relating to the Master Allocation Fund be described in more detail, and that the Fundamental and Non-Fundamental restrictions for that Fund be reconciled, sicne there appeared to be duplication.  All such matters have been addressed and/or corrected.

Staff requested that if short sales were affected, that any didivdends paid during the time when the short sale was in effect would be properly noted in the fee table, and we so confirm.

Staff requested additional disclosure with respect to portfolio lending. The Trust has decided not to pusue that activity and has deleted all references to it.

Staff requested that additional disclosure be added with respect to emerging market risk.  The Trust believes that the subject of emerging markets was adequately covered in the Prospectus and no additional disclosure is required.

Staff requested that for private securities, risk disclosure be added relating to side pocket deals. The Trust does not invest in securities which engage in the practice.

PART C

Staff requested that the Trust's most current 12b-1 Plan be included in the filing, and we confirm that it is.

>	We are, on behalf of the Trust, making the following representations to the Commission:

>	should the Commission or the staff, acting pursuant to delegated authority, declare PEA # 58 effective, it does not foreclose the Commission from taking any action with respect to the filing; and

>
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring PEA # 1 effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

>	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This PEA # 58 contains conformed signature pages, the manually signed originals of which are maintained at the offices of the Trust.   Please direct any comments regarding the Trust’s PEA#57 to me at the above-listed address and phone number.  Thank you for your consideration.

Sincerely,

DRAKE COMPLIANCE, LLC

/s/  David D. Jones
DAVID D. JONES